SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C. 20549


                                 FORM 11-K



(Mark One)

[X] Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934 [Fee Required] for the fiscal year ended December 31, 1993.

[_] Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934 [No Fee Required] for the transition period from _________ to _________.


Commission File Number  001-04777
- - ---------------------------------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                      MATTEL, INC. PERSONAL INVESTMENT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               MATTEL, INC.
                        333 CONTINENTAL BOULEVARD
                    EL SEGUNDO, CALIFORNIA  90245-5012

[Price Waterhouse letterhead]



             REPORT OF INDEPENDENT ACCOUNTANTS
             ---------------------------------



June 22, 1994



To the Plan Administrator and Participants of the Mattel, Inc. Personal Investment Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Mattel, Inc. Personal Investment Plan at December 31, 1993 and 1992, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and V is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ Price Waterhouse
- - --------------------

                                MATTEL, INC. PERSONAL INVESTMENT PLAN

                         STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                         ---------------------------------------------------

                                                        December 31, 1993
                             ------------------------------------------------------------------------
                                Fixed         Managed         Equity         Mattel
                                Income         Equity          Index          Stock
                               Account        Account         Account        Account         Total
                             ------------   ------------   ------------   ------------   ------------
      ASSETS
      ------
Investments, at fair value
 (Notes 2 and 3):

Government, corporate and
  agency obligations         $  9,206,000                                                $  9,206,000

Stock index fund                                           $ 11,285,000                    11,285,000

Managed equity fund                         $ 11,848,000                                   11,848,000

Mattel stock fund                                                         $  1,420,000      1,420,000

Money market fund               1,661,000          7,000          3,000          2,000      1,673,000
                             ------------   ------------   ------------   ------------   ------------
                               10,867,000     11,855,000     11,288,000      1,422,000     35,432,000
                             ------------   ------------   ------------   ------------   ------------
Cash                              193,000          4,000          4,000          4,000        205,000
                             ------------   ------------   ------------   ------------   ------------
                               11,060,000     11,859,000     11,292,000      1,426,000     35,637,000
                             ------------   ------------   ------------   ------------   ------------
Deposits with insurance
 companies, at contract
 value (Note 3)               102,682,000                                                 102,682,000

Loans receivable (Note 1)       3,034,000        769,000        769,000        188,000      4,760,000
                             ------------   ------------   ------------   ------------   ------------
                              116,776,000     12,628,000     12,061,000      1,614,000    143,079,000
                             ------------   ------------   ------------   ------------   ------------
Accrued interest and
 dividends receivable             730,000        241,000                         3,000        974,000

Contributions receivable
                             ------------   ------------   ------------   ------------   ------------
    Total assets             $117,506,000   $ 12,869,000   $ 12,061,000   $  1,617,000   $144,053,000
                             ============   ============   ============   ============   ============

    LIABILITIES
    -----------

Excess contributions
  received from employer          151,000         83,000         44,000          8,000        286,000
                             ------------   ------------   ------------   ------------   ------------
    Net assets               $117,355,000   $ 12,786,000   $ 12,017,000   $  1,609,000   $143,767,000
                             ============   ============   ============   ============   ============



                                MATTEL, INC. PERSONAL INVESTMENT PLAN

                         STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                         ---------------------------------------------------

                                                        December 31, 1992
                             ------------------------------------------------------------------------
                                Fixed         Managed         Equity         Mattel
                                Income         Equity          Index          Stock
                               Account        Account         Account        Account         Total
                             ------------   ------------   ------------   ------------   ------------
      ASSETS
      ------
Investments, at fair value
 (Notes 2 and 3):

Government, corporate and
  agency obligations

Stock index fund                                           $  8,759,000                  $  8,759,000

Managed equity fund                         $  8,722,000                                    8,722,000

Mattel stock fund                                                         $    738,000        738,000

Money market fund            $  6,679,000          3,000          3,000         10,000      6,695,000
                             ------------   ------------   ------------   ------------   ------------
                                6,679,000      8,725,000      8,762,000        748,000     24,914,000
                             ------------   ------------   ------------   ------------   ------------
Cash
                             ------------   ------------   ------------   ------------   ------------
                                6,679,000      8,725,000      8,762,000        748,000     24,914,000
                             ------------   ------------   ------------   ------------   ------------
Deposits with insurance
 companies, at contract
 value (Note 3)                93,666,000                                                  93,666,000

Loans receivable (Note 1)       2,994,000        420,000        447,000          5,000      3,866,000
                             ------------   ------------   ------------   ------------   ------------
                              103,339,000      9,145,000      9,209,000        753,000    122,446,000
                             ------------   ------------   ------------   ------------   ------------
Accrued interest and
 dividends receivable             703,000         20,000                         2,000        725,000

Contributions receivable          (24,000)         6,000         76,000         34,000         92,000
                             ------------   ------------   ------------   ------------   ------------
    Total assets             $104,018,000   $  9,171,000   $  9,285,000   $    789,000   $123,263,000
                             ============   ============   ============   ============   ============

    LIABILITIES
    -----------
Excess contributions
  received from employer
                             ------------   ------------   ------------   ------------   ------------
    Net assets               $104,018,000   $  9,171,000   $  9,285,000   $    789,000   $123,263,000
                             ============   ============   ============   ============   ============


              The accompanying notes are an integral part of these financial statements.


                                MATTEL, INC. PERSONAL INVESTMENT PLAN


                      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                FOR THE YEAR ENDED DECEMBER 31, 1993
                                ------------------------------------


                                  Fixed        Managed       Equity       Mattel
                                 Income        Equity        Index        Stock
                                 Account       Account       Account      Account         Total
                              ------------   -----------   -----------   ----------   ------------
Investment income:
  Interest                    $  8,296,000   $    38,000   $    37,000   $    8,000   $  8,379,000 (a)
  Dividends                                      253,000                     10,000        263,000
  Net appreciation in fair
   value of investments
   (Note 3)                                    1,272,000       957,000      110,000      2,339,000

Contributions:
  Employer                       5,109,000       766,000       781,000      166,000      6,822,000
  Employee                       5,204,000     1,033,000     1,076,000      244,000      7,557,000 (a)
  Fund transfers                (1,167,000)      599,000       240,000      328,000

Benefit payments                (4,105,000)     (346,000)     (359,000)     (46,000)    (4,856,000)
                              ------------   -----------   -----------   ----------   ------------
Increase in net assets
 available for benefits         13,337,000     3,615,000     2,732,000      820,000     20,504,000
                              ------------   -----------   -----------   ----------   ------------
Net assets available for
  benefits:
  Beginning of year            104,018,000     9,171,000     9,285,000      789,000    123,263,000
                              ------------   -----------   -----------   ----------   ------------
  End of year                 $117,355,000   $12,786,000   $12,017,000   $1,609,000   $143,767,000
                              ============   ===========   ===========   ==========   ============


(a) Interest income related to participant loans of $356,000 was reclassified from employee contributions to interest income.


             The accompanying notes are an integral part of these financial statements.


                                MATTEL, INC. PERSONAL INVESTMENT PLAN


                      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                FOR THE YEAR ENDED DECEMBER 31, 1992
                                ------------------------------------


                                  Fixed        Managed       Equity       Mattel
                                 Income        Equity        Index        Stock
                                 Account       Account       Account      Account         Total
                              ------------   -----------   -----------   ----------   ------------
Investment income:
  Interest                    $  8,057,000   $    27,000   $    37,000   $    3,000   $  8,124,000 (a)
  Dividends                                       34,000                      2,000         36,000
  Net appreciation in fair
   value of investments
   (Note 3)                                      584,000       592,000       34,000      1,210,000

Contributions:
  Employer                       5,191,000       667,000       726,000       35,000      6,619,000
  Employee                       5,136,000       802,000       891,000       49,000      6,878,000 (a)
  Fund transfers                  (839,000)     (532,000)      705,000      666,000

Benefit payments                (5,039,000)     (480,000)     (498,000)                 (6,017,000)
                              ------------   -----------   -----------   ----------   ------------
Increase in net assets
 available for benefits         12,506,000     1,102,000     2,453,000      789,000     16,850,000
                              ------------   -----------   -----------   ----------   ------------
Net assets available for
  benefits:
  Beginning of year             91,512,000     8,069,000     6,832,000                 106,413,000
                              ------------   -----------   -----------   ----------   ------------
  End of year                 $104,018,000   $ 9,171,000   $ 9,285,000   $  789,000   $123,263,000
                              ============   ===========   ===========   ==========   ============


(a) Interest income related to participant loans of $336,000 was reclassified from employee contributions to interest income.


             The accompanying notes are an integral part of these financial statements.

             MATTEL, INC. PERSONAL INVESTMENT PLAN


                 NOTES TO FINANCIAL STATEMENTS
                 -----------------------------


NOTE 1 - GENERAL DESCRIPTION OF THE PLAN:
- - ----------------------------------------

The Mattel, Inc. Personal Investment Plan (the "Plan"), established November 1, 1983, is a contributory thrift savings form of a defined contribution plan covering all nonunion employees of Mattel, Inc. (the "Company") and certain subsidiaries of Mattel, Inc. The Plan is administered by the Company under the direction of the Pension Committee of the Board of Directors of the Company.
Plan assets at December 31, 1993 and 1992 were held by the Bank of America, N.T.S.A. (the "Trustee") under the direction of the Pension Committee. There were approximately 3,305 participants in the Plan as of December
31, 1993.

The Company makes automatic contributions ranging from 2 percent to 7 percent of compensation based upon covered participants' ages, regardless of whether the employees elect to personally contribute to the Plan. Each employee may contribute from 1 percent to 6 percent of his or her compensation. The Company will match 100 percent of the first 2 percent of compensation contributed by an employee and 50 percent of the next 4 percent. In addition, each employee may contribute up to an additional 9 percent of compensation, with no matching contribution by the Company.
Participants are permitted to direct all contributions made to the Plan into one or more of four separate investment funds: a fixed income account, a managed equity account, an equity index account and the Mattel stock account.

Each participant hired prior to July 1, 1989 has a 100 percent vested interest in all contributions and earnings in his or her account, except for the Company's matching contributions. For employees hired after July 1, 1989, the Company's matching contributions and automatic contributions become vested based upon years of service. Participants are entitled to obtain loans from the Plan up to a maximum of $50,000, limited by their account balance and certain vested value restrictions. In addition, funds may be withdrawn by participants prior to retirement under limited circumstances, subject to restrictions as defined by the Plan.

The Company anticipates that the Plan will continue without interruption, but reserves the right to discontinue the Plan. In the event such discontinuance results in the termination of the Plan, participants shall be entitled to receive their account balance.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
- - ---------------------------------------------------

Basis of Accounting
- - -------------------

The financial statements of the Plan are prepared using the accrual basis of accounting.

- - ------

Valuation of Investments
- - ------------------------

Investments are presented in the accompanying statement of net assets available for benefits at their fair value. Investments held in the managed equity fund, equity index fund and Mattel stock fund are valued using quoted market prices. Investments in the fixed income fund, made primarily pursuant to guaranteed investment contracts, are valued at contract values as determined by the insurance companies. Contract value represents contributions made under a guaranteed investment contract, plus interest at the contract rate, less administration expenses charged by the insurance company.

Contributions
- - -------------

Contributions from Plan participants are recorded in the period in which the Company makes payroll deductions from the employees' compensation. The Company's matching contributions are recorded in the period corresponding with the employee contributions. Employee rollover contributions are included as Employee Contributions in the financial statements.

Security Transactions and Investment Income
- - -------------------------------------------

In accordance with the policy of presenting investments at current fair value, the net appreciation or depreciation in the fair value of investments during the period is reflected in the statement of changes in net assets available for benefits. Such net appreciation or depreciation in current fair value includes realized gains and losses on dispositions of securities during the period.

Interest income is recorded as earned on an accrual basis.
Dividend income is recorded on the ex-dividend date.

Allocation of Net Increase or Decrease in Plan Assets to
Participants
- - ------------

The net increase or decrease in Plan assets during the period is allocated among individual participants in direct proportion to the fund balances of their respective accounts.

Expenses of the Plan
- - --------------------

Expenses incurred in the administration of the Plan are borne by the Company.

Plan Amendments
- - ---------------

In 1989, the Plan was amended retroactive to January 1, 1987 in order to comply with rules and regulations set forth in the Tax Reform Act of 1986.

In August 1992, the Plan was amended to provide to participants the option to invest in Mattel common stock as a fourth investment alternative.

- - ------

Effective in January 1993, the Plan was amended and restated to reflect technical provisions as required by the Unemployment Compensation Amendments of 1992 to the Internal Revenue Code of 1986 relating to direct rollovers between qualified plans and mandatory withholding rules, and to adjust the provisions relating to the voting of stock in the Mattel stock fund.


NOTE 3 - INVESTMENTS:
- - --------------------

The fair value of investments held by the Trustee fund at December 31, 1993 and 1992 is summarized in the following table:


                                          December 31,   December 31,
                                              1993           1992
                                          ------------   ------------
Investments at estimated contract value
- - ---------------------------------------
(Issuer/Contract Number)
- - ------------------------

Allstate Life Insurance Co.
  GA 4900-1                               $    695,000   $    639,000
  GA 4900-2                                    695,000        639,000
  GA 5048                                    1,289,000      1,184,000
  GA 5199                                    1,770,000      1,642,000
  GA 5117                                    1,250,000      1,154,000
  GA 5256                                    1,137,000      1,059,000
  GA 5304                                    1,128,000      1,046,000
  GA 5393                                    2,148,000      2,000,000

Canada Life Assurance Co.
  P 45354-1                                    520,000        520,000
  P 45354-2                                    520,000        520,000

Confederation Life Insurance Co.
  62002                                        540,000        540,000
  62003                                        539,000        539,000
  62571                                      1,005,000      1,004,000
  62572                                      1,000,000      1,000,000
  62624                                      1,138,000      1,058,000

Connecticut Mutual Life Insurance Co.
  GIC 70147A-0                                       -     11,097,000

Crown Life Insurance Co.
  GACR - 9003541                               465,000        426,000
  GACR - 9003541                               465,000        426,000
  GACR - 9003541                               465,000        426,000



                                 -7-

NOTE 3: (Continued)
- - ------

                                          December 31,   December 31,
                                              1993           1992
                                          ------------   ------------
Hartford Life Insurance Co.
  GA - 8943A                              $    675,000   $    619,000
  GA - 8943B                                   675,000        619,000

John Hancock Life Insurance Co.
  GAC - 6111                                 2,283,000      2,133,000
  GAC - 7166                                 1,010,000              -
  GAC - 7166                                 1,010,000              -
  GAC - 7188                                 1,008,000              -
  GAC - 7188                                 1,008,000              -

Life of Virginia
  GS - 2000                                  1,007,000              -
  GS - 2744                                  1,007,000              -
  GS - 2725                                  4,084,000              -

Metropolitan Life Insurance Co.
  PIP 10446-9-069                           16,469,000     26,325,000

Mutual Benefit Life Insurance Co.
  002565                                     1,105,000      1,105,000

Nationwide Life Insurance Co.
  3288-2                                       688,000        634,000
  GAP-3288                                           -        634,000
  GAP-5015                                   1,426,000      1,321,000

New York Life
  GA - 06830-2                               1,264,000              -
  GA - 06380-2                               1,264,000              -
  GA - 068                                   1,516,000              -
  GA - 068                                   1,516,000              -

Northwestern National Life Insurance Co.
  21815                                      5,072,000      4,674,000

Ohio National Life Insurance Co.
  GA 5084-1                                    700,000        641,000
  GA 5084-2                                    692,000        633,000
  GA 5376                                    1,173,000      1,089,000
  GA 5462                                      556,000        518,000
  GA 5463                                      556,000        518,000



                                 -8-

NOTE 3: (Continued)
- - ------

                                          December 31,   December 31,
                                              1993           1992
                                          ------------   ------------
Penn Mutual Life Insurance Co.
  GVC 91084-1                             $    501,000   $    460,000
  GVC 91084-2                                  501,000        460,000
  GVC 91139                                  2,536,000      2,336,000

Principal Mutual Life Insurance Co.
  4749                                       1,399,000      1,301,000
  GA 4749-2                                  1,140,000      1,055,000
  GA 4749-3                                  1,140,000      1,055,000
  GA 4749-4                                  3,214,000      3,029,000

Protective Life Insurance Co.
  GA 333                                     1,513,000      1,513,000
  GA 571                                     1,040,000      1,040,000
  GA 602                                     1,526,000      1,526,000

Provident National Life Assurance Co.
  04668                                      2,068,000      2,540,000

Prudential Life
  GA-7773-211B                               1,926,000              -
  GA-7773-211A                               1,927,000              -
  GA-7773-211D                               1,925,000              -
  GA-7773-211E                               1,925,000              -

Sun Life Assurance Co. of Canada
  S0749G                                     1,155,000      1,076,000
  S0787G                                     2,011,000      1,870,000
  S0781G                                     1,127,000      1,045,000
  S0658G                                     2,542,000      2,339,000
  S0859G                                     2,081,000              -
  S0860G                                     2,080,000              -

The Travelers Life Insurance Co.
  GR 15862                                   1,238,000      1,138,000
  GR 15744                                   1,634,000      1,501,000
                                          ------------   ------------
  Total guaranteed investment contracts    102,682,000     93,666,000
                                          ------------   ------------



                                 -9-

NOTE 3: (Continued)
- - ------

                                          December 31,   December 31,
                                              1993           1992
                                          ------------   ------------
Investment Funds:

  Government, corporate and agency
    obligations                           $  9,206,000   $          -

  Wells Fargo Bank Index Fund               11,285,000      8,759,000

  Warburg Pincus/Counsellors
    Capital Appreciation Fund               11,848,000      8,722,000

  Mattel Stock Fund                          1,420,000        738,000

  Bank of America Short Term
     Investment Fund                         1,673,000      6,695,000
                                          ------------   ------------
     Total investment funds                 35,432,000     24,914,000
                                          ------------   ------------
     Total investments                    $138,114,000   $118,580,000
                                          ============   ============

During the years ended December 31, 1993 and 1992, the Plan's investments, including investments bought and sold as well as those held during the year, appreciated in value by $2,339,000 and $1,210,000, respectively, as follows:

                                       December 31,   December 31,
                                           1993           1992
                                       ------------   ------------
  Wells Fargo Bank Index Fund          $    957,000   $    592,000

  Warburg Pincus/Counsellors
    Capital Appreciation Fund             1,272,000        584,000

  Mattel Stock Fund                         110,000         34,000
                                       ------------   ------------
                                       $  2,339,000   $  1,210,000
                                       ============   ============

A portion of the Plan assets has been invested in guaranteed investment contracts with various insurance companies.
These contracts provide a minimum guaranteed annual return on investment with rates ranging from 4.00 to 9.48 percent.

The Plan administrator has directed the Trustee to invest any excess cash balances in the Bank of America Short Term
Investment Fund, which is a diversified portfolio of short-term investment securities.

NOTE 4 - PLAN OBLIGATIONS:
- - -------------------------

Obligations to terminated employees which have been processed and approved for payment prior to December 31, 1993 and 1992 are summarized as follows:

                                       December 31,   December 31,
                                           1993           1992
                                       ------------   ------------
  Fixed income account                 $    901,000   $  1,028,000

  Managed equity account                     28,000        119,000

  Equity index account                       36,000         62,000

  Mattel stock account                       73,000          3,000
                                       ------------   ------------
                                       $    972,000   $  1,212,000
                                       ============   ============

These amounts are reflected in the Plan's Form 5500.


NOTE 5 - TAX STATUS OF THE PLAN:
- - -------------------------------

The Plan administrator has received a determination letter from the Internal Revenue Service which confirmed that the Plan is qualified and tax-exempt under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's counsel believe that the Plan is currently structured and being operated in compliance with the requirements of the Internal Revenue Code.
Therefore, it is believed that the Plan was qualified and tax-exempt as of the financial statement dates.


             MATTEL, INC. PERSONAL INVESTMENT PLAN                SCHEDULE I
                                                                  Page 1 of 3
        ASSETS HELD FOR INVESTMENT AT DECEMBER 31, 1993
        -----------------------------------------------


                                    Description
Investment Funds                   of Investment       Cost       Current Value
- - ----------------                  ---------------  ------------   -------------
Fixed Income                        Government,
                                   corporate and
                                      agency
                                    obligations    $  9,206,000   $   9,206,000

Wells Fargo Bank                    Stock Index
                                       Fund           9,794,000      11,285,000

Warburg Pincus/Counsellors        Managed Equity
  Capital Appreciation Fund*           Fund           9,256,000      11,848,000

Mattel Stock Fund*                   Stock Fund       1,249,000       1,420,000

Bank of America*                     Short Term
                                  Investment Fund     1,673,000       1,673,000
                                                   ------------   -------------
  Total investment funds                             31,178,000      35,432,000
                                                   ------------   -------------


Guaranteed Investment Contracts:  Contract Number      Cost      Contract Value
- - --------------------------------  ---------------  ------------  --------------
(Issuer/Rate/Maturity)

Allstate Life Insurance Co.
  8.78%       02/03/95                  GA 4900-1  $    695,000  $      695,000
  8.78%       05/03/95                  GA 4900-2       695,000         695,000
  8.85%       11/30/95                  GA   5048     1,289,000       1,289,000
  7.83%       09/01/96                  GA   5199     1,770,000       1,770,000
  7.37%       02/05/97                  GA   5256     1,137,000       1,137,000
  7.76%       04/23/97                  GA   5304     1,128,000       1,128,000
  7.0%        11/12/97                  GA   5393     2,148,000       2,148,000
  8.03%         None                    GA   5117     1,250,000       1,250,000

Canada Life Assurance Co.
  9.2%        07/21/95                  P 45354-1       520,000         520,000
  9.2%        08/21/95                  P 45354-2       520,000         520,000

Confederation Life Insurance Co.
  8.66%       12/31/94                      62002       540,000         540,000
  8.66%       01/03/95                      62003       539,000         539,000
  7.54%       11/08/96                      62571     1,005,000       1,005,000
  7.52%       12/02/96                      62572     1,000,000       1,000,000
  7.55%       02/21/97                      62624     1,138,000       1,138,000


*  Party-in-Interest

                                 -12-

         MATTEL, INC. PERSONAL INVESTMENT PLAN                    SCHEDULE I
                                                                  Page 2 of 3

   ASSETS HELD FOR INVESTMENT AT DECEMBER 31, 1993 (Continued)
   -----------------------------------------------


                                  Contract Number      Cost      Contract Value
                                  ---------------  ------------  --------------
Crown Life Insurance Co.
  9.26%       10/23/94             GACR - 9003541  $    465,000  $      465,000
  9.26%       11/23/94             GACR - 9003541       465,000         465,000
  9.26%       04/23/95             GACR - 9003541       465,000         465,000

Hartford Life Insurance Co.
  9.05%       07/14/95                 GA - 8943A       675,000         675,000
  9.05%       08/14/95                 GA - 8943B       675,000         675,000

John Hancock Life Insurance Co.
  4.94%       10/03/94                   GAC-7188     1,008,000       1,008,000
  4.92%       01/31/95                   GAC-7166     1,010,000       1,010,000
  7.05%       01/02/97                   GAC-6111     2,283,000       2,283,000
  4.92%       09/30/98                   GAC-7166     1,010,000       1,010,000
  4.94%       10/01/98                   GAC-7188     1,008,000       1,008,000

Life of Virginia
  4.57%       07/03/95                    GS-2744     1,007,000       1,007,000
  4.57%       07/01/97                    GS-2000     1,007,000       1,007,000
  5.5%        07/13/98                    GS-2725     4,084,000       4,084,000

Metropolitan Life Insurance Co.
  9.48%       01/01/94             PIP 104469-069    16,469,000      16,469,000

Mutual Benefit Life Insurance Co.
  7.0%        12/31/99                     002565     1,105,000       1,105,000

Nationwide Life Insurance Co.
  8.5%        07/03/94                     3288-2       688,000         688,000
  7.92%       08/26/96                   GAP-5015     1,426,000       1,426,000

New York Life
  5.2%        06/30/98                     GA-068     1,516,000       1,516,000
  5.2%        08/31/98                     GA-068     1,516,000       1,516,000
  5.3%        09/30/98                 GA-06830-2     1,264,000       1,264,000
  5.3%        10/15/98                 GA-06830-2     1,264,000       1,264,000

Northwestern Nat'l Life Insurance
  8.5%          None                        21815     5,072,000       5,072,000

Ohio National Life Insurance Co.
  9.26%       06/08/94                  GA 5084-1       700,000         700,000
  9.26%       06/08/95                  GA 5084-2       692,000         692,000
  7.33%       06/04/96                  GA   5462       556,000         556,000
  7.73%       11/02/96                  GA   5376     1,173,000       1,173,000
  7.33%       07/03/97                  GA   5463       556,000         556,000


                                 -13-


             MATTEL, INC. PERSONAL INVESTMENT PLAN                SCHEDULE I
                                                                  Page 3 of 3

   ASSETS HELD FOR INVESTMENT AT DECEMBER 31, 1993 (Continued)
   -----------------------------------------------


                                  Contract Number      Cost      Contract Value
                                  ---------------  ------------  --------------
Penn Mutual Life Insurance Co.
  9.04%       08/23/94                GVC 91084-1  $    501,000  $      501,000
  9.04%       09/23/95                GVC 91084-2       501,000         501,000
  8.56%         None                  GVC 91139       2,536,000       2,536,000

Principal Mutual Life Insurance Co.
  7.5%        11/18/96                       4749     1,399,000       1,399,000
  8.05%       03/25/97                  GA 4749-2     1,140,000       1,140,000
  8.1%        04/26/97                  GA 4749-3     1,140,000       1,140,000
  6.1%        09/10/97                  GA 4749-4     3,214,000       3,214,000

Protective Life Insurance Co.
  9.4%        10/26/95                     GA 333     1,513,000       1,513,000
  8.83%       06/16/96                     GA 571     1,040,000       1,040,000
  8.02%       10/10/96                     GA 602     1,526,000       1,526,000

Provident National Life Assurance Co.
  8.57%       03/02/95                      04668     2,068,000       2,068,000

Prudential Life
  5.44%       05/31/95               GA-7773-211A     1,927,000       1,927,000
  5.44%       05/31/96               GA-7773-211B     1,926,000       1,926,000
  5.44%       11/30/98               GA-7773-211D     1,925,000       1,925,000
  5.44%       12/30/98               GA-7773-211E     1,925,000       1,925,000

Sun Life Assurance Co. of Canada
  7.38%       01/20/97                     S0749G     1,155,000       1,155,000
  7.82%       05/01/97                     S0781G     1,127,000       1,127,000
  7.5%        06/01/97                     S0787G     2,011,000       2,011,000
  5.82%       03/18/98                     S0859G     2,081,000       2,081,000
  5.85%       04/23/98                     S0860G     2,080,000       2,080,000
  8.67%         None                       S0658G     2,542,000       2,542,000

The Travelers Life Insurance Co.
  8.8%        09/30/96                    GR15862     1,238,000       1,238,000
  8.5%          None                      GR15744     1,634,000       1,634,000
                                                   ------------   -------------
  Total guaranteed investment contracts             102,682,000     102,682,000
                                                   ------------   -------------
              Total investments                    $133,680,000   $ 138,114,000
                                                   ============   =============


                      MATTEL, INC. PERSONAL INVESTMENT PLAN                SCHEDULE V

              TRANSACTIONS IN EXCESS OF FIVE PERCENT OF THE CURRENT
            VALUE OF PLAN ASSETS FOR THE YEAR ENDED DECEMBER 31, 1993
            ---------------------------------------------------------


                                  Purchases                            Sales
                          --------------------------   -------------------------------------
                                                                                    Net Gain
                          Transactions      Cost       Transactions     Proceeds     (Loss)
                          ------------   -----------   ------------   -----------   --------
Bank of America Short
 Term Investment Fund*             172   $45,600,000            121   $50,621,000          -

Connecticut Mutual Life              2     4,137,000             10    15,234,000          -

*  Party-in-interest

                        POWER OF ATTORNEY
                        -----------------


          We, the undersigned members of the Committee designated to administer the Mattel, Inc. Personal Investment Plan, do hereby severally constitute and appoint N. Ned Mansour, Robert Normile and John L. Vogelstein, and each of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and behalf in our capacities as members of said Committee and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or any of them, may deem necessary or advisable to enable said Plan to comply with the Securities Exchange Act of 1934, as amended, and any rules, regulations, and requirements of the Securities and Exchange Commission, in connection with this Annual Report on Form 11-K, including specifically, but without limitation, power and authority to sign for us or any of us, in our names in the capacities indicated below, any and all amendments hereto; and we do each hereby ratify and confirm all that said attorneys and agents or any one of them, shall do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee designated to administer the Mattel, Inc. Personal Investment Plan have duly caused this Annual Report on Form 11-K to be signed on behalf of the Plan by the undersigned, thereunto duly authorized, in the City of El Segundo, State of California, on June 28, 1994.



                                      MATTEL, INC. PERSONAL
                                      INVESTMENT PLAN



                                      By: /s/ Harold Brown
                                          ----------------
                                          Harold Brown

                                      By: /s/ Edward H. Malone
                                          --------------------
                                          Edward H. Malone

                                      By: /s/ Lindsey F. Williams
                                          -----------------------
                                          Lindsey F. Williams

                                      By: /s/ Jill E. Barad
                                          -----------------
                                          Jill E. Barad